May 23, 2019

William Ridenour
Chief Executive Officer
ANGI Homeservices Inc.
14023 Denver West Parkway
Building 64
Golden, CO 80401

       Re: ANGI Homeservices Inc.
           Form 10-K for the Year Ended December 31, 2018
           Filed March 1, 2019
           File No. 001-38220

Dear Mr. Ridenour:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Telecommunications